WaferGen Bio-systems, Inc.
46531 Fremont Boulevard
Fremont, CA 94538

January 9, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549
Attention Ms. Tara Harkins, Staff Accountant

Re:            WaferGen Bio-systems, Inc.
Amendment 1 to Form 10-KSB for the Year Ended December 31, 2007
Filed April 29, 2008
Form 10-Q for the Quarter Ended September 30, 2008
File No. 333-136424

Dear Ms. Harkins:

By way of letter dated December 17, 2008 from the staff of the United States Securities and Exchange Commission (the “Staff”) , WaferGen Bio-systems, Inc. (the “Company”) was provided with the Staff’s comments with respect to the Amendment 1 to Form 10-KSB for the Year Ended December 31, 2007 and Form 10-Q for the Quarter Ended September 30, 2008. To aid in your review, the full text of each comment of the Staff is reproduced below in bold, and the Company’s response to each comment directly follows the applicable text, which is numbered to correspond with each number set forth in the December 17, 2008 Comment Letter.

Amendment 1 to Form 10-KSB for the Year ended December 31, 2007
Item 7. Financial Statements and Supplementary Data, page 29
Notes to Consolidated Financial Statements, page 38
Note 2. Summary of Significant Accounting Policies, page 40
-Stock-based Compensation, page 41

Staff Comment

1.
We note on page 42 that you use the average daily price volatility of the Small Cap Medical Equipment sector to determine your expected volatility. Please tell us how you considered the guidance in Question 6 of SAB Topic 14.D.1., which states that companies should not substitute the volatility of an index for the expected volatility of its own share price as an assumption in its valuation model, in determining your expected volatility.

Company Response:

The Company has considered the guidance in Question 6 of SAB Topic 14.D.1. The Company is aware that it should not substitute the volatility of an index for the expected volatility of its shares. The Company has reviewed this industry sector and the companies within this industry sector. This review resulted in our concluding that the companies within this index are specifically limited to small capitalized medical equipment companies which are in general similar entities to our Company.

The Company has not just substituted the volatility of an index for the expected volatility of its share price, but has substituted the individual volatility of similar entities for the expected volatility of its share price as an assumption in its valuation model.

Until the Company has sufficient historical information available as to the volatility of its own stock, the Company plans to continue to use the volatility of the Small Cap Medical Equipment sector as it has concluded that this industry sector is in effect a similar company and providing a reasonable estimate for the Company’s expected volatility.

Form 10-Q for the Quarter Ended September 30, 2008
Note 1. The Company, page 11

2.
We note your disclosure on page 14 related to the $1 million redeemable convertible preferred shares that your subsidiary issued during the three months ended September 30, 2008. You state that upon the Smart ChipTM Alpha unit to University of Pittsburg, your subsidiary will sell an additional 444,444 shares of redeemable convertible preferred shares (RCPS), which you refer to as the “Subsequent Closing.” You further state that you achieved the milestone on June 27, 2008. Please tell us and revise future filings to disclose the status of the “Subsequent Closing.”

Company Response:

The “Subsequent Closing” has been completed and the proceeds from the sale of an additional 444,444 shares of redeemable convertible preferred shares were received on November 27, 2008.

All future filings will disclose the status of the “Subsequent Closing”.

3.
Please explain to us how you are accounting for these redeemable convertible preferred shares and how you have applied guidance in EITF 00-19 in evaluating whether the various features of your redeemable convertible preferred shares, including for example, the conversion feature, the put option whereby the holders of these shares can cause you to redeem these shares for cash plus a 6% premium, etc., are embedded derivative that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. Please provide us with your analysis of each of these features under paragraphs 12-32 of EITF 00-19. If you determine that the conversion feature does not require accounting under FAS 133, please tell us how you have considered the guidance in EIFT 98-5 and EITF 00-27 with respect to any beneficial conversion features.

Company Response:

The redeemable convertible preferred shares are only redeemable at the holder’s option or upon the occurrence of an uncertain event, the exercise of the put options. These events are not solely within the control of the Company. Therefore, SFAS 150 is not currently applicable. If and when the uncertain event occurs, the condition is resolved, or the event becomes certain to occur, then the redeemable convertible preferred shares become mandatorily redeemable under SFAS 150 and would require reclassification to a liability.

Financial instruments not within the scope of SFAS 150 may still have to be classified as temporary equity, sometimes referred to as mezzanine equity, under EITF 00-19 and ASR 268. In accordance with EITF 00-19 and ASR 268 the Malaysian subsidiary has classified the redeemable convertible preferred shares as mezzanine equity. However, when the Malaysian subsidiary is consolidated with the Company, this mezzanine equity is considered to be a minority interest as the redeemable convertible preferred stock is not held by the Company.

The conversion feature is exempt from SFAS 133 pursuant to paragraph 11.a. due to the Company meeting the requirements of EITF 00-19 paragraphs 12 - 32 as it relates to the conversion feature, embedded derivate, as follows:
•	The Company is able to settle the conversion of the redeemable convertible preferred shares in unregistered shares. Paragraphs 14 to 18 of EITF 00-19 taken into consideration.
•
The Company has sufficient authorized and unissued shares available to settle the conversion of the redeemable convertible preferred shares in unregistered shares. Paragraph 19 of EITF 00-19 taken into consideration.

•
Within the redeemable convertible preferred stock there is a provision that contains an explicit limit on the number of shares to be delivered in a share settlement. Paragraphs 20 to 24 of EITF 00-19 taken into consideration.

•	There are no provisions that include a required cash payment to be made in the event the Company fails to make timely filings with the SEC. Paragraph 25 of EITF 00-19 taken into consideration.
•
There are no required cash payments to be made if the shares initially delivered upon settlement are subsequently sold and the sales proceeds are insufficient to provide a full return of the amount due. Paragraph 26 of EITF 00-19 taken into consideration.

•	There are no net-cash settlement provisions. Paragraph 27 of EITF 00-19 taken into consideration.
•	There are no provisions that indicate that the counterparty has rights that rank higher than those of a shareholder of the underlying stock. Paragraphs 29 to 31 of EITF 00-19 taken into consideration.
•	There are no requirements to post collateral at any point or for any reason. Paragraph 32 of EITF 00-19 taken into consideration.

The put option is exempt from SFAS 133 pursuant to paragraph 11.a. due to the Company meeting the requirements of EITF 00-19 paragraphs 12 - 32 as it relates to the put option, embedded derivate, as follows:
•	The Company at its option is able to settle the put in unregistered shares. Paragraphs 14 to 18 of EITF 00-19 taken into consideration.
•	The Company has sufficient authorized and unissued shares available to settle the put option in unregistered shares. Paragraph 19 of EITF 00-19 taken into consideration.
•	Within the put option there is a provision that contains an explicit limit on the number of shares to be delivered in a share settlement. Paragraphs 20 to 24 of EITF 00-19 taken into consideration.
•	There are no provisions that include a required cash payment to be made in the event the Company fails to make timely filings with the SEC. Paragraph 25 of EITF 00-19 taken into consideration.
•
There are no required cash payments to be made if the shares initially delivered upon settlement are subsequently sold and the sales proceeds are insufficient to provide a full return of the amount due. Paragraph 26 of EITF 00-19 taken into consideration.

•	There are no net-cash settlement provisions. Paragraph 27 of EITF 00-19 taken into consideration.
•	There are no provisions that indicate that the counterparty has rights that rank higher than those of a shareholder of the underlying stock. Paragraphs 29 to 31 of EITF 00-19 taken into consideration.
•	There are no requirements to post collateral at any point or for any reason. Paragraph 32 of EITF 00-19 taken into consideration.

We have reviewed EITF 98-5 and EITF 00-27 with respect to any beneficial conversion features. At the commitment date the nondetachable conversion options were not in-the-money and therefore there was no beneficial conversion feature to be recorded. The following is a summary of the analysis:

Conversion options	Convertible Price	Common Price	Conclusion

Conversion of redeemable convertible preferred stock into WaferGen Biosystems (M) Sdn. Bhd common stock at a rate of 100 to 1	$225.00	$0.30	Not in-the -money

Conversion of redeemable convertible preferred stock into the Company’s at a rate of $2.25	$2.25	$2.10	Not in-the -money

4.	Please tell us and revise future filings to clearly disclose your current ownership percentage of the Malaysian subsidiary.

Company Response:

The ownership percentages of the Malaysian subsidiary as of September 30, 2008 are as follows:

Entity	Malaysian subsidiary’s equity	Ownership Percentage

WaferGen Bio-systems, Inc.	Common Stock	100%

Malaysian Technology Development Corporation Snd Bhd	Redeemable Convertible Preferred Stock	100%

If the redeemable convertible preferred shares converted to common stock of the Malaysian subsidiary on September 30, 2008, the ownership percentages of the Malaysian subsidiary as of September 30, 2008 would be as follows:

Entity	Malaysian subsidiary’s equity	Ownership Percentage

WaferGen Bio-systems, Inc.	Common Stock	98.5%

Malaysian Technology Development Corporation Snd Bhd	Common Stock	1.5%

If the redeemable convertible preferred shares converted to common stock of the Company on September 30, 2008, the ownership percentages of the Malaysian subsidiary as of September 30, 2008 would be as follows:

Entity	Malaysian subsidiary’s equity	Ownership Percentage

WaferGen Bio-systems, Inc.	Common Stock	100%

All future filings will clearly disclose the Company’s ownership percentage of the Malaysian subsidiary.

Note 2. Summary of Significant Accounting Policies, page 15

5.
We note from page 27 that you sell your products through distributors. Please tell us and revise your filing to explain the nature and significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations. Within your discussion, please explain if you grant price concessions to your distributors and if so, tell us how you account for price concessions.

Company Response:

The significant terms of the arrangements are as follows:
•
The Company grants to Distributors a non-transferable, non-sublicensable, right during the term of the agreement within a specific territory to market, sell and or otherwise the Company’s products to end users.

•	Exclusivity in a specific territory is granted to a Distributor if they maintain specific annual sales levels.
•	The Distributor is required to market and promote the Company’s products at its own cost and expense.
•	Upon receipt of a purchase order by the Company and from a Distributor, such purchase order may not be cancelled by the Distributor.
•
The Distributor’s purchase price for the Company’s products is in accordance with a price list specifically provided within the distributor agreement. The Company has the right to change the purchase price at any time with thirty days prior notice to the Distributor.

•
The term of each arrangement is typically one year and subsequently renewed for successive one year terms, unless, at least thirty days prior to the beginning of any renewal term, either party gives the other party written notice of its intent not to renew.

The significant post shipment obligations are as follows:
•	The Distributor is solely responsible for installation and implementation of the Company’s products.
•	The Company makes warranties to only the end users and no warranty is extended directly to Distributors.

The Company estimates and accrues warranty costs at the time the product is sold. To date, warranty accruals and warranty costs have not been material.

The significant acceptance provisions are as follows:
•
The Distributor has only a fourteen day inspection period after receipt of the Company’s product. Any of the Company’s products that are not specifically rejected by the Distributor within this fourteen day period shall be deemed accepted.

The Company estimates and accrues an allowance for sales returns at the time the product is sold. To date, sales returns have not been material.

Revenues consist primarily of revenue generated from the sale of the Company’s products. Revenues are recorded when the risks and rewards of ownership are transferred to our customers (individual customers and distributors). This generally occurs when the Company’s products are shipped from our facility as title has passed.

To date, the Company has not granted any price concessions to our Distributors.

All future filings will explain the nature and significant terms of The Company’s arrangements with distributors and include the appropriate summary of significant accounting polices.

*****

We hope that this letter responds adequately to the Staff’s comments. If the Staff has any questions or comments with respect to the foregoing or would prefer to organize a conference call to discuss any unresolved matters, please do not hesitate to contact the undersigned at (510) 651-4450, ext. 201.

Sincerely,

/s/ Amjad Huda

Amjad Huda
Chief Financial Officer